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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                        FIRSTWORLD COMMUNICATIONS, INC.
                        -------------------------------
                               (Name of Issuer)

                    SERIES B COMMON STOCK, $.0001 PAR VALUE
                    ---------------------------------------
                        (Title of Class of Securities)

                                  337625 20 6
                                  -----------
                                (CUSIP Number)

                               FEBRUARY 10, 2000
                               -----------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

                                Page 1 of 5 pages
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
CUSIP No. 37625 20 6                                           13G                                Page 2 of 7 Pages
-----------------------------------------                                             ---------------------------------------

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

             Donald L. Sturm
----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*
             (a)
             (b)
----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------
       NUMBER OF            5  SOLE VOTING POWER
        SHARES
     BENEFICIALLY              23,591,682 (includes 5,000,000 shares of Series A Common Stock and
       OWNED BY                18,591,682 shares of Series B Common Stock).
         EACH
       REPORTING
        PERSON
         WITH:
----------------------------------------------------------------------------------------------------------
                            6  SHARED VOTING POWER
----------------------------------------------------------------------------------------------------------
                            7  SOLE DISPOSITIVE POWER

                               23,591,682 (includes 5,000,000 shares of Series A Common Stock and
                               18,591,682 shares of Series B Common Stock).
----------------------------------------------------------------------------------------------------------
                            8  SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             23,591,682 (includes 5,000,000 shares of Series A Common Stock and 18,591,682 shares of Series B Common Stock).
----------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             39.4%
----------------------------------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

             IN
----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 pages
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Item 1.
        (a)  Name of Issuer

        FirstWorld Communications, Inc.

        (b)  Address of Issuer's Principal Executive Offices

        8390 E. Crescent Parkway, Suite 300, Greenwood Village, Colorado 80111

Item 2.
        (a)  Name of Person Filing

        Donald L. Sturm

        (b)  Address of Principal Business Office or, if none, Residence

        3033 East First Avenue, Suite 200, Denver, Colorado  80206

        (c)  Citizenship

        United States

        (d)  Title of Class of Securities

        Series A Common Stock - 5,000,000 shares
        Series B Common Stock - 18,591,682 shares

        (e)  CUSIP Number

        Series A Common Stock - N/A
        Series B Common Stock -- 337625 20 6


Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [_] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

        (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

        (c) [_] Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

        (d) [_] An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e) [_] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

        (f)  [_]  An employee benefit plan or endowment fund in accordance with
             (S)240.13d-1(b)(1)(ii)(F);

        (g)  [_]  A parent holding company or control person in accordance with
             (S)240.13d-1(b)(ii)(G);

        (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

                               Page 3 of 5 pages

Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount Beneficially Owned:  23,591,682

        (b)  Percent of Class:  39.4%

        (c)  Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote: 23,591,682 (includes 5,000,000 shares of Series A Common Stock and 18,591,682 shares of Series B Common Stock).

             (ii)   Shared power to vote or to direct the vote: 0

             (iii)  Sole power to dispose or to direct the disposition of:
                    23,591,682 (includes 5,000,000 shares of Series A Common Stock and 18,591,682 shares of Series B Common Stock).

             (iv)   Shared power to dispose or to direct the disposition of:  0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction:  Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person


     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of a Group

     Not applicable.

Item 10. Certification

     Not applicable.

                               Page 4 of 5 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 27, 2000


                                              /s/ Donald L. Sturm
                                              -------------------
                                              Donald L. Sturm

                                Page 5 of 5 pages